J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

MORGAN STANLEY & CO. LLC

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o Merrill Lynch, Pierce, Fenner & Smith

                           Incorporated

One Bryant Park

New York, New York 10036

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Jeffrey P. Riedler

Re:	Zoetis Inc.
Registration Statement on Form S-1
Registration File No. 333-183254

Dear Mr. Riedler:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have distributed approximately 12,413 copies of the Preliminary Prospectus issued January 17, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Zoetis Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Time on January 31, 2013, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH                               INCORPORATED

MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By: /s/ Khaled Habayeb

Name: Khaled Habayeb

Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH

                        INCORPORATED

By: /s/ Michele Allong

Name: Michele Allong

Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By: /s/ Kathy Bergsteinsson

Name: Kathy Bergsteinsson

Title: Executive Director